SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

August 12, 2015

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: Partner Communications reports second quarter 2015 results

PARTNER COMMUNICATIONS REPORTS
SECOND QUARTER 2015 RESULTS1

A NEW FRAMEWORK AGREEMENT WAS SIGNED WITH ORANGE ON THE 30TH OF JUNE

THE FREQUENCIES AWARDED TO US IN THE 4G FREQUENCIES TENDER WERE
RECEIVED THIS WEEK

IN JULY, THE COMPANY, ITS EMPLOYEE REPRESENTATIVES AND THE HISTADRUT
REACHED UNDERSTANDINGS REGARDING A RETIREMENT PLAN

Second quarter 2015 highlights (compared with second quarter 2014)

•	Total Revenues: NIS 1,044 million (US$ 277 million), a decrease of 4%
•	Service Revenues: NIS 757 million (US$ 201 million), a decrease of 12%
•	Equipment Revenues: NIS 287 million (US$ 76 million), an increase of 28%
•	Operating Expenses (OPEX)2 including cost of equipment sold: NIS 821 million (US$ 218 million), an increase of 1%
•	Operating Expenses (OPEX)2: NIS 601 million (US $159 million), a decrease of 6%
•	Adjusted EBITDA3: NIS 236 million (US$ 63 million), a decrease of 19%
•	Adjusted EBITDA Margin: 23% of total revenues compared with 27%
•	Profit for the period: NIS 9 million (US$ 2 million), a decrease of 80%
•	Net Debt4: NIS 2,626 million (US$ 697 million), a decrease of NIS 109 million
•	Free Cash Flow (before interest)5: NIS 24 million (US$ 6 million), a decrease of 88%
•	Cellular ARPU: NIS 70 (US$ 19), a decrease of 8%
•	Cellular Subscriber Base: approximately 2.75 million at quarter-end, a decrease of 6%

Rosh Ha’ayin, Israel, August 12, 2015 – Partner Communications Company Ltd. (“Partner” or the “Company”) (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today its results for the quarter ended June 30, 2015.

1 The financial results presented in this press release are unaudited.
2	Operating expenses include cost of service revenues, and selling, marketing & administrative expenses, and exclude depreciation and amortization and impairment charges.
3 For definition of Adjusted EBITDA measure, see “Use of Non-GAAP Financial Measures” below.
4 Total long term debt including current maturities less cash and cash equivalents.
5 Cash flows from operating activities before interest payments, net of cash flows used for investment activities.

Commenting on the second quarter of 2015 results, Mr. Isaac Benbenisti, CEO of Partner noted:

"The second quarter results reflect the continued competition in the telecommunications market in Israel, alongside seasonality effects and the positive impact of the Company's continued focus on equipment sales. We continue our strategy of becoming a full-service telecommunications group offering quality service and sustaining our technological excellence.

We are adjusting our business model to the changing telecom market while operating in various segments, seeking new opportunities, and improving value to our customers, while continuing to downsize our cost structure as well as assessing efficient go-to-market models.

In May 2015, the automated process began for the migration of broadband subscribers as part of the broadband reform within the wholesale market. We are already beginning to experience the benefits from offering added value to our customers through our “Internet One” offerings. In addition, we already offer bundles, under the orange and 012 brands, which include both cellular and internet services.

At the beginning of July 2015 we launched our new Data Center services, offering advanced business solutions such as cloud, secured storage and hosting services. These solutions are aimed at increasing value to business segment customers, as part of our diversified multi service telecommunications group strategy.

As part of our new framework agreement with Orange, we are currently conducting a market study regarding use of the orange brand. The study is aimed at assessing our position within the dynamics of the Israeli telecommunications services marketplace, while examining all of the Company's options. According to the agreement, we have received an initial payment from Orange of €15 million in July.

At the beginning of the week we received from the Ministry of Communications the frequencies awarded to us in the 4G frequencies tender, and now together with the frequencies allocated to HOT Mobile we will realize a 20 MHz band in the coming days. The 20 MHz band together with our existing deployment of 1,400 4G sites will enable our customers to enjoy a significantly improved data experience.

In conclusion, we are intent on becoming a significant player, furthering competition in the fixed telecommunications market, and we expect that the Ministry of Communications and the other regulatory bodies will act to ensure fair competition between all the players in the market, for the benefit of the public. There is a need to act diligently towards the full implementation of the services portfolio which was recently determined as part of the wholesale market reforms. Furthermore, essential conditions for effective competition in the TV, fixed telephony and broadband markets are the removal of barriers for competition and the preservation of the existing structural separation requirements of Bezeq and HOT, up until the point that new market players have reached a significant market share”.

Mr. Ziv Leitman, Partner's Chief Financial Officer, commented on the quarterly results as compared to the previous quarter, as well as on the possible impact on the results for third quarter of 2015 of an anticipated one-time expense:

“During the second quarter of 2015, the competition in the cellular market continued to erode service revenues. However, this was partially offset by the effects of seasonal roaming revenues.

In comparison to the intense competitive environment in the first quarter of 2015, the level of competition eased slightly in the second quarter of 2015, as demonstrated by the decrease in the churn rate for cellular subscribers.

The churn rate stood at 10.9% in the second quarter of 2015 compared to 12.7% in the previous quarter and 11.4% for the second quarter of 2014, reflecting a decline in Post Paid subscribers churn.

Cellular ARPU in the second quarter of 2015 totaled NIS 70, an increase from NIS 69 in the first quarter of 2015, reflecting the seasonal roaming revenues discussed above.

Revenues from equipment sales in the second quarter of 2015 decreased by NIS 8 million compared to the previous quarter. However, gross profit from equipment sales increased by NIS 8 million compared to the previous quarter, primarily due to improvements in supply chain and a change in product mix.

Operating expenses decreased by NIS 3 million, primarily reflecting our continued efforts to reduce the cost structure.

Adjusted EBITDA in the second quarter of 2015 increased by NIS 9 million compared with the previous quarter, mainly reflecting the improvement in equipment profitability.

Finance costs, net, totaled NIS 46 million this quarter, an increase of 156% compared to the previous quarter, mainly due to higher linkage costs from the significant increase in the Consumer Price Index level.

Profit for the second quarter of 2015 totaled NIS 9 million compared with NIS 25 million in the previous quarter, despite the increase in Adjusted EBITDA, reflecting principally the increase in finance costs, net.

Cash capital expenditures in fixed assets (CAPEX payments) in the second quarter of 2015 totaled NIS 110 million compared to NIS 127 million in the previous quarter, a decrease of 13% despite the one-time payment to the Ministry of Communications during the second quarter for the 4G frequencies in the amount of NIS 34 million. The decline in CAPEX was mainly due to a lower level in the second quarter of payments to suppliers for fixed assets received during the second half of 2014 and the first half of 2015. On an accrual basis, investments in fixed assets in the second quarter of 2015 totaled NIS 84 million (including NIS 34 million for the 4G frequencies), compared to NIS 50 million in the previous quarter and NIS 94 million in the second quarter of 2014.

Free cash flow (before interest payments) in the second quarter of 2015 totaled NIS 24 million, compared with NIS 21 million in the first quarter of 2015. The increase in free cash flow mainly reflected the decrease in CAPEX payments together with the increase in Adjusted EBITDA, which were partially offset by a larger increase in working capital. For the first time in four years, free cash flow after interest payment was negative (NIS 28 million) due to the continuous reduction in EBITDA, increase of working capital and semiannual interest payments.

As of June 30, 2015, net debt amounted to approximately NIS 2.6 billion (total long term debt and current maturities less cash and cash equivalents of NIS 941 million). In the second quarter, net debt increased by NIS 45 million as a result of the negative free cash flow (after interest payments) and the impact of the increase in the CPI level by 1.1% which increased debt by NIS 17 million.

In mid-July 2015, the Company reached understandings with employee representatives and the Histadrut labor organization regarding a retirement plan as a preliminary step to a collective employee agreement. As a result, the number of full time employees is expected to decline by approximately 350 within the next few months. In addition, the Company is expected to record a onetime expense of approximately NIS 35 million in the third quarter of 2015.

We expect that the Company may record a loss in the third quarter of 2015 due principally to the one-time expense of the employee retirement plan as well as the negative effect of the continued intense competition in the telecommunications market in Israel partially compensated by the revenues from the new framework agreement with Orange”.

Key Financial Results6 (unaudited)

NIS Million (except EPS)	Q2'15	Q2'14	% Change
Revenues	1,044	1,087	(4)%
Cost of revenues	848	824	+3%
Gross profit	196	263	(25)%
Operating profit	67	118	(43)%
Profit for the period	9	46	(80)%
Earnings per share (basic, NIS)	0.06	0.30	(80)%
Free cash flow (before interest)	24	192	(88)%

Key Operating Indicators (unaudited)

	Q2'15	Q2'14	Change
Adjusted EBITDA (NIS million)	236	291	(19)%
Adjusted EBITDA as a percentage of total revenues	23%	27%	(4)
Cellular Subscribers (end of period, thousands)	2,747	2,914	(167)
Quarterly Cellular Churn Rate (%)	10.9%	11.4%	(0.5)
Monthly Average Revenue per Cellular User (ARPU) (NIS)	70	76	(8)%

Partner Consolidated Results (unaudited)

	Cellular Segment			Fixed-Line Segment			Elimination		Consolidated
NIS Million	Q2'15	Q2'14	Change %	Q2'15	Q2'14	Change %	Q2'15	Q2'14	Q2'15	Q2'14	Change %
Total Revenues	852	885	(4)%	242	255	(5)%	(50)	(53)	1,044	1,087	(4)%
Service Revenues	581	667	(13)%	226	248	(9)%	(50)	(53)	757	862	(12)%
Equipment Revenues	271	218	+24%	16	7	+129%	-	-	287	225	+28%
Operating Profit	26	78	(67)%	41	40	+2%	-	-	67	118	(43)%
Adjusted EBITDA	160	211	(24)%	76	80	(5)%	-	-	236	291	(19)%

6	See also definitions in footnotes 2-5.

Financial Review (Consolidated)

In Q2 2015, total revenues were NIS 1,044 million (US$ 277 million), a decrease of 4% from NIS 1,087 million in Q2 2014.

Service revenues in Q2 2015 totaled NIS 757 million (US$ 201 million), a decrease of 12% from NIS 862 million in Q2 2014.

Service revenues for the cellular segment in Q2 2015 were NIS 581 million (US$ 154 million), a decrease of 13% from NIS 667 million in Q2 2014. The decrease was mainly the result of the continued price erosion of Post-Paid and Pre-Paid cellular services due to intense competition, partially offset by an increase in revenues from wholesale services provided to other operators hosted on the Company’s network, and in particular as a result of the Rights of Use agreement entered into with HOT Mobile.

Service revenues for the fixed-line segment in Q2 2015 totaled NIS 226 million (US$ 60 million), a decrease of 9% compared with NIS 248 million in Q2 2014. The decrease mainly reflected price erosion in fixed-line services including local calls, international calls and internet services.

Equipment revenues in Q2 2015 totaled NIS 287 million (US$ 76 million), an increase of 28% from NIS 225 million in Q2 2014. The increase largely reflected a higher average price per device sold due to the change in product mix.

Gross profit from equipment sales in Q2 2015 was NIS 67 million (US$ 18 million), compared with NIS 58 million in Q2 2014, an increase of 16%, primarily due to improvements in the supply chain and a change in the product mix.

Operating expenses (‘OPEX’, including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization) totaled NIS 601 million (US$ 159 million) in Q2 2015, a decrease of 6% or NIS 41 million from Q2 2014. The decrease largely reflected the impact of the efficiency measures undertaken as well as lower payments to other communications providers, marketing expenses and sales commissions. Operating expenses including depreciation and amortization expenses in Q2 2015 decreased by 6% compared with Q2 2014.

Adjusted EBITDA in Q2 2015 totaled NIS 236 million (US$ 63 million), a decrease of 19% from NIS 291 million in Q2 2014.

Adjusted EBITDA for the cellular segment was NIS 160 million (US$ 42 million) in Q2 2015, a decrease of 24% from NIS 211 million in Q2 2014, reflecting the decrease in service revenues, partially offset by the lower operating expenses and higher gross profit from equipment sales. As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in Q2 2015 was 19%, compared to 24% in Q2 2014.

Adjusted EBITDA for the fixed-line segment was NIS 76 million (US$ 20 million) in Q2 2015, a decrease of 5% from NIS 80 million in Q2 2014. As with the cellular segment, this reflected the decrease in service revenues, partially offset by the lower operating expenses and higher gross profit from equipment sales. As a percentage of total fixed-line revenues, Adjusted EBITDA for the fixed-line segment in Q2 2015 was 31%, unchanged from Q2 2014.

Operating profit for Q2 2015 was NIS 67 million (US$ 18 million), a decrease of 43% compared with operating profit of NIS 118 million in Q2 2014.

Finance costs, net in Q2 2015 were NIS 46 million (US$ 12 million), a decrease of 6%, compared with NIS 49 million in Q2 2014. The decrease was mainly a result of the one-time early repayment fee for bank loans of NIS 6 million that was recorded in Q2 2014 as well as an increase in gains from foreign exchange movements, which were partially offset by higher linkage expenses due to the higher CPI level.

The effective tax rate for Q2 2015 was 57%, compared to 33% in Q2 2014. The increase in the effective tax rate was primarily due to the higher percentage of unrecognized expenses for tax purposes compared to the parallel quarter last year, due to the decrease in profit before tax.

Profit in Q2 2015 was NIS 9 million (US$ 2 million), a decrease of 80% compared with NIS 46 million in Q2 2014. The decrease was primarily a result of the lower Adjusted EBITDA, partially offset by lower finance costs, net and lower tax expenses.

Based on the weighted average number of shares outstanding during Q2 2015, basic earnings per share or ADS, was NIS 0.06 (US$ 0.01), a decrease of 80% compared to NIS 0.30 in Q2 2014.

Cellular Segment Operational Review

At the end of the second quarter of 2015, the Company's cellular subscriber base (including mobile data and 012 Mobile subscribers) was approximately 2.75 million, including approximately 2.11 million Post-Paid subscribers or 77% of the base, and approximately 635 thousand Pre-Paid subscribers, or 23% of the subscriber base.

During the second quarter of 2015, the cellular subscriber base declined by approximately 27 thousand subscribers. The Post-Paid subscriber base remained unchanged, while the Pre-Paid subscriber base fully accounted for the decrease.

The quarterly churn rate for cellular subscribers in Q2 2015 was 10.9%, compared with 11.4% in Q2 2014, reflecting the lower churn of Post-Paid subscribers.

Total cellular market share (based on the number of subscribers) at the end of Q2 2015 was estimated to be approximately 27%, compared to 28% in Q1 2015 and 29% in Q2 2014.

The monthly Average Revenue per User (“ARPU”) for cellular subscribers in Q2 2015 was NIS 70 (US$ 19), a decrease of 8% from NIS 76 in Q2 2014 and an increase of 1% from NIS 69 in Q1 2015. The decrease in ARPU compared to the comparable quarter last year mainly reflected the continued price erosion due to the intense competition in the market, as described above.

Funding and Investing Review

In Q2 2015, cash flow generated from operating activities before interest payments, net of cash flow used for investing activities ("Free Cash Flow"), totaled NIS 24 million (US$ 6 million), a decrease of 88% from NIS 192 million in Q2 2014, due mainly to a larger increase in working capital, and the lower Adjusted EBITDA, as well as the higher CAPEX payments.

Cash generated from operations decreased by 53% to NIS 135 million (US$ 36 million) in Q2 2015 from NIS 289 million in Q2 2014. This was mainly explained by changes in operating working capital, as well as the decrease in Adjusted EBITDA. Operating working capital increased by NIS 112 million in Q2 2015, compared with an increase of NIS 7 million in Q2 2014, primarily the result of a larger increase in trade receivables, due to the increase in equipment sales in installment payments compared with Q2 2014, and the decrease in proceeds from installment payments for equipment sales in previous periods.

The level of cash capital expenditures in fixed assets (CAPEX payments) including intangible assets but excluding capitalized subscriber acquisition and retention costs, net, was NIS 110 million (US$ 29 million) in Q2 2015, an increase of 12% from NIS 98 million in Q2 2014.

Net debt at the end of Q2 2015 amounted to NIS 2,626 million (US$ 697 million), compared with NIS 2,735 million at the end of Q2 2014, a decrease of NIS 109 million.

Conference Call Details
Partner will hold a conference call on Wednesday, August 12, 2015 at 10.00AM Eastern Time / 5.00PM Israel Time.
To join the call, please dial the following numbers (at least 10 minutes before the scheduled time):
International: +972.3.918.0644
North America toll-free: +1.888.407.2553
A live webcast of the call will also be available on Partner's Investors Relations website at: www.orange.co.il/en/Investors-Relations/lobby/
If you are unavailable to join live, the replay of the call will be available from August 12, 2015 until August 19, 2015, at the following numbers:
International: +972.3.925.5901
North America toll-free: +1.888.326.9310
In addition, the archived webcast of the call will be available on Partner's Investor Relations website at the above address for approximately three months.

Forward-looking statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimate", “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. In particular, this press release contains forward-looking statements regarding, among other matters, the anticipated provision to customers of 4G services and the possibility of a loss in Q3 2015. In addition, all statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, plans to reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including potential difficulties which may arise from future and excessive regulatory requirements, as well as consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, and the impact of global economic conditions. Future results may differ materially from those anticipated herein. For further information regarding risks, uncertainties and assumptions about Partner, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments, and other risks we face, see “Item 3. Key Information - 3D. Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in the Company’s Annual Reports on Form 20-F filed with the SEC, as well as its immediate reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The financial results presented in this press release are unaudited financial results.

The results were prepared in accordance with IFRS, other than Adjusted EBITDA and free cash flow, which are non-GAAP financial measures.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly.

The convenience translations of the New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at June 30, 2015: US $1.00 equals NIS 3.769. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures
‘Adjusted EBITDA’ represents earnings before interest (finance costs, net), taxes, depreciation, amortization (including amortization of intangible assets, deferred expenses-right of use, and share based compensation expenses) and impairment charges, as a measure of operating profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures provided by other companies. Adjusted EBITDA may not be indicative of the Company’s historic operating results nor is it meant to be predictive of potential future results. Adjusted EBITDA is presented solely to enhance the understanding of our operating results. We use the term “Adjusted EBITDA” to highlight the fact that amortization includes amortization of deferred expenses – right of use and employee share-based compensation expenses, but Adjusted EBITDA is fully comparable to EBITDA information which has been previously provided by Partner for prior periods. Reconciliation between our net cash flow from operating activities and Adjusted EBITDA on a consolidated basis is presented in the attached summary financial results.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR). For more information about Partner, see: www.orange.co.il/en/Investors-Relations/lobby/

Contacts:
Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Liat Glazer Shaft Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@orange.co.ilinvestors@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	June 30,	December 31,	June 30,
	2015	2014	2015
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	941	663	250
Trade receivables	1,023	948	271
Other receivables and prepaid expenses	42	34	11
Deferred expenses – right of use	34	34	9
Inventories	109	138	29
Income tax receivable		*
Derivative financial instruments	*	*	*
	2,149	1,817	570

NON CURRENT ASSETS
Trade Receivables	488	418	129
Deferred expenses – right of use	93	97	25
Property and equipment	1,513	1,661	401
Licenses and other intangible assets	1,047	1,079	278
Goodwill	407	407	108
Prepaid expenses	2	3	1
Deferred income tax asset	21	14	6
	3,571	3,679	948

TOTAL ASSETS	5,720	5,496	1,518

* Representing an amount less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	June 30,	December 31,	June 30,
	2015	2014	2015
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	319	309	85
Trade payables	724	804	192
Payables in respect of employees	83	95	22
Other payables (mainly institutions)	32	43	8
Deferred revenues	27	35	7
Provisions	55	58	15
Income tax payable	40	38	11
Derivative financial instruments	*	3	*
	1,280	1,385	340

NON CURRENT LIABILITIES
Notes payable	1,731	1,733	459
Borrowings from banks and others	1,517	1,233	402
Liability for employee rights upon retirement, net	50	51	13
Dismantling and restoring sites obligation	36	35	10
Other non-current liabilities	15	16	4
Deferred tax liability	10	4	3
	3,359	3,072	891

TOTAL LIABILITIES	4,639	4,457	1,231

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2014 and June 30, 2015 - 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2014 – **156,072,945 shares
June 30, 2015 – **156,077,497 shares
Capital surplus	1,102	1,102	292
Accumulated retained earnings	328	286	87
Treasury shares, at cost - December 31, 2014 and June 30, 2015 - 4,467,990 shares	(351)	(351)	(93)
TOTAL EQUITY	1,081	1,039	287
TOTAL LIABILITIES AND EQUITY	5,720	5,496	1,518

*   Representing an amount less than 1 million.
** Net of treasury shares.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30		3 month period ended June 30		6 month period ended June 30,	3 month period ended June 30,
	2015	2014	2015	2014	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues, net	2,098	2,190	1,044	1,087	557	277
Cost of revenues	1,717	1,673	848	824	456	225
Gross profit	381	517	196	263	101	52

Selling and marketing expenses	193	227	96	110	51	25
General and administrative expenses	91	100	46	48	24	12
Other income, net	26	27	13	13	7	3
Operating profit	123	217	67	118	33	18
Finance income	7	3	3	1	2	1
Finance expenses	71	76	49	50	19	13
Finance costs, net	64	73	46	49	17	12
Profit before income tax	59	144	21	69	16	6
Income tax expenses	25	46	12	23	7	3
Profit for the period	34	98	9	46	9	3

Earnings per share
Basic	0.22	0.63	0.06	0.30	0.06	0.01
Diluted	0.22	0.63	0.06	0.30	0.06	0.01
Weighted average number of shares outstanding (in thousands)
Basic	156,077	155,692	156,077	155,697	156,077	156,077
Diluted	156,082	156,367	156,079	156,348	156,082	156,079

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30,		3 month period ended June 30,		6 month period ended June 30,	3 month period ended June 30,
	2015	2014	2015	2014	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Profit for the period	34	98	9	46	9	3
Other comprehensive income for the period, net of income tax	-	-	-	-	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	34	98	9	46	9	3

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels				New Israeli Shekels
	Six months ended June 30, 2015				Six months ended June 30, 2014
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	1,149	367		1,516	1,333	405		1,738
Inter-segment revenue - Services	11	91	(102)		14	90	(104)
Segment revenue - Equipment	548	34		582	438	14		452
Total revenues	1,708	492	(102)	2,098	1,785	509	(104)	2,190
Segment cost of revenues – Services	942	319		1,261	980	344		1,324
Inter-segment cost of revenues- Services	90	12	(102)		89	15	(104)
Segment cost of revenues - Equipment	433	23		456	339	10		349
Cost of revenues	1,465	354	(102)	1,717	1,408	369	(104)	1,673
Gross profit	243	138		381	377	140		517
Operating expenses	228	56		284	262	65		327
Other income, net	25	1		26	26	1		27
Operating profit	40	83		123	141	76		217
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	260	72		332	267	79		346
–Other (1)	8			8	2	*		2
Adjusted EBITDA (2)	308	155		463	410	155		565
Reconciliation of Adjusted EBITDA to profit before tax
- Depreciation and amortization				332				346
- Finance costs, net				64				73
- Other (1)				8				2
Profit before income tax				59				144

*	Representing an amount less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels				New Israeli Shekels
	Three months ended June 30, 2015				Three months ended June 30, 2014
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	576	181		757	660	202		862
Inter-segment revenue - Services	5	45	(50)		7	46	(53)
Segment revenue - Equipment	271	16		287	218	7		225
Total revenues	852	242	(50)	1,044	885	255	(53)	1,087
Segment cost of revenues – Services	472	156		628	484	173		657
Inter-segment cost of revenues- Services	44	6	(50)		46	7	(53)
Segment cost of revenues - Equipment	209	11		220	163	4		167
Cost of revenues	725	173	(50)	848	693	184	(53)	824
Gross profit	127	69		196	192	71		263
Operating expenses	114	28		142	126	32		158
Other income, net	13			13	12	1		13
Operating profit	26	41		67	78	40		118
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	131	35		166	132	40		172
–Other (1)	3	*		3	1			1
Adjusted EBITDA (2)	160	76		236	211	80		291
Reconciliation of Adjusted EBITDA to profit before tax
- Depreciation and amortization				166				172
- Finance costs, net				46				49
- Other (1)				3				1
Profit before income tax				21				69

*   Representing an amount less than 1 million.
(1) Mainly employee share based compensation expenses
(2)Adjusted EBITDA as reviewed by the CODM, represents Earnings Before Interest (finance costs, net), Taxes, Depreciation, Amortization (including amortization of intangible assets, deferred expenses-right of use, and share based compensation expenses) and impairment charges, as a measure of segment profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures in other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and employee share based compensation expenses; it is fully comparable to EBITDA information which has been previously provided for prior periods.

   PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30		3 month period ended June 30		6 month period ended June 30,	3 month period ended June 30,
	2015	2014	2015	2014	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	311	589	144	311	82	38
Income tax paid	(27)	(41)	(9)	(22)	(7)	(2)
Net cash provided by operating activities	284	548	135	289	75	36
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(137)	(138)	(50)	(55)	(36)	(13)
Acquisition of intangible assets	(102)	(75)	(61)	(44)	(27)	(16)
Interest received	1	3		2	*
Payments for derivative financial instruments, net	(1)	(1)		*	*
Net cash used in investing activities	(239)	(211)	(111)	(97)	(63)	(29)
CASH FLOWS FROM FINANCING ACTIVITIES:
Interest paid	(65)	(75)	(52)	(69)	(17)	(14)
Non-current borrowings received	475				126
Repayment of non-current borrowings	(177)	(100)		(100)	(47)
Net cash provided by (used in) financing activities	233	(175)	(52)	(169)	62	(14)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	278	162	(28)	23	74	(7)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	663	481	969	620	176	257
CASH AND CASH EQUIVALENTS AT END OF PERIOD	941	643	941	643	250	250

PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix - Cash generated from operations and supplemental information

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30		3 month period ended June 30		6 month period ended June 30,	3 month period ended June 30,
	2015	2014	2015	2014	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Cash generated from operations:
Profit for the period	34	98	9	46	9	2
Adjustments for:
Depreciation and amortization	314	328	157	163	83	43
Amortization of deferred expenses - Right of use	18	18	9	9	5	2
Employee share based compensation expenses	8	2	4	1	2	1
Liability for employee rights upon retirement, net	(1)	(2)	(1)	*	*	*
Finance costs, net	(5)	(1)	18	11	(1)	5
Gain (loss) from change in fair value of derivative financial instruments	(2)	*	(2)	*	(1)	(1)
Interest paid	65	75	52	69	17	14
Interest received	(1)	(3)		(2)	*
Deferred income taxes	*	(3)	1	(1)	*	*
Income tax paid	27	41	9	22	7	2
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	(145)	58	(94)	28	(38)	(25)
Other	(7)	(10)	7	*	(2)	2
Increase (decrease) in accounts payable and accruals:
Trade	24	13	33	18	6	9
Other payables	(23)	(22)	(36)	(43)	(6)	(10)
Provisions	(3)	(2)	1	(8)	(1)	*
Deferred revenue	(8)	4	(1)	3	(2)	*
Increase in deferred expenses - Right of use	(14)	(8)	(7)	(4)	(4)	(2)
Current income tax liability	2	9	1	2	1	*
Decrease (increase) in inventories	28	(6)	(16)	(3)	7	(4)
Cash generated from operations	311	589	144	311	82	38

* Representing an amount of less than 1 million
 At June 30, 2015 and 2014, trade and other payables include NIS 109 million ($29 million) and NIS 181 million, respectively, in respect of acquisition of intangible assets and property and equipment

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS AND ADJUSTED EBITDA

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30		3 month period ended June 30		6 month period ended June 30,	3 month period ended June 30,
	2015	2014	2015	2014	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Net cash provided by operating activities	284	548	135	289	75	36

Liability for employee rights upon retirement	1	2	1	*	*	*
Accrued interest and exchange and linkage differences on long-term liabilities	(57)	(68)	(69)	(76)	(14)	(19)
Increase (decrease) in accounts receivable:
Trade	145	(58)	94	(28)	38	26
Other, including derivative financial instruments	23	18	2	5	6	1
Decrease (increase) in accounts payable and accruals:
Trade	(24)	(13)	(33)	(18)	(6)	(9)
Other	30	19	36	47	8	10
Income tax paid	27	41	9	22	7	2
Increase (decrease) in inventories	(28)	6	16	3	(7)	4
Increase (decrease) in assets retirement obligation		(1)		(1)
Financial expenses**	62	71	45	48	16	12
Adjusted EBITDA	463	565	236	291	123	63

*Representing an amount of less than 1 million
**Financial expenses excluding any charge for the amortization of pre-launch financial costs

Key Financial and Operating Indicators (unaudited)*

NIS M unless otherwise stated	Q2' 13	Q3' 13	Q4' 13	Q1' 14	Q2' 14	Q3' 14	Q4' 14	Q1' 15	Q2' 15	2013	2014
Cellular Segment Service Revenues	726	738	719	680	667	658	613	579	581	2,907	2,618
Cellular Segment Equipment Revenues	171	160	196	220	218	218	282	277	271	703	938
Fixed-Line Segment Service Revenues	277	267	258	247	248	259	250	232	226	1,085	1,004
Fixed-Line Segment Equipment Revenues	9	7	9	7	7	22	18	18	16	32	54
Reconciliation for consolidation	(53)	(54)	(55)	(51)	(53)	(55)	(55)	(52)	(50)	(208)	(214)
Total Revenues	1,130	1,118	1,127	1,103	1,087	1,102	1,108	1,054	1,044	4,519	4,400
Gross Profit from Equipment Sales	9	10	19	45	58	64	61	59	67	42	228
Operating Profit	102	109	103	99	118	110	73	56	67	409	400
Cellular Segment Adjusted EBITDA	198	201	199	199	211	191	161	148	160	784	762
Fixed-Line Segment Adjusted EBITDA	82	83	83	75	80	91	88	79	76	330	334
Total Adjusted EBITDA	280	284	282	274	291	282	249	227	236	1,114	1,096
Adjusted EBITDA Margin (%)	25%	25%	25%	25%	27%	26%	22%	22%	23%	25%	25%
OPEX	700	696	675	661	642	657	630	604	601	2,791	2,590
Finance costs, net	71	53	38	24	49	50	36	18	46	211	159
Profit	20	38	46	52	46	40	24	25	9	135	162
Capital Expenditures**	122	116	107	113	98	128	89	127	110	475	428
Free Cash Flow	287	273	278	145	192	112	71	21	24	1,041	520
Free Cash Flow After Interest	193	266	209	139	123	106	21	8	(28)	860	389
Net Debt	3,446	3,208	3,000	2,849	2,735	2,637	2,612	2,581	2,626	3,000	2,612
Cellular Subscriber Base (Thousands)	2,921	2,950	2,956	2,936	2,914	2,894	2,837	2,774	2,747	2,956	2,837
Post-Paid Subscriber Base (Thousands)	2,103	2,127	2,133	2,137	2,138	2,145	2,132	2,112	2,112	2,133	2,132
Pre-Paid Subscriber Base (Thousands)	818	823	823	799	776	749	705	662	635	823	705
Cellular ARPU (NIS)	83	84	81	77	76	76	71	69	70	83	75
Cellular Churn Rate (%)	9.4%	8.8%	10.7%	11.6%	11.4%	12.0%	11.5%	12.7%	10.9%	39%	47%
Number of Employees (FTE)	4,377	4,153	4,045	3,826	3,736	3,683	3,575	3,535	3,354	4,045	3,575

*	See first page for definitions. 2013 and 2014 annual numbers are audited.
**	Cash capital expenditures in fixed assets including intangible assets but excluding capitalized subscriber acquisition and retention cost, net.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: August 12, 2015